SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of JANUARY , 2003 .
                                         -------   ----


                              HILTON PETROLEUM LTD.
                        ---------------------------------
                 (Translation of registrant's name into English)


 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

              Form 20-F      X        Form 40-F
                        ----------              -----------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


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Indicate by check mark whether by furnishing the  information  contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes               No       X
                          -----------      ------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                      Hilton Petroleum Ltd.
                                      (Registrant)

Date   January 3, 2003                By  /s/ Nick DeMare
      --------------------               ------------------------
                                          Nick DeMare, Director






------------------
1 Print the name and title of the signing officer under his signature.

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YUKON
JUSTICE

                         YUKON BUSINESS CORPORATIONS ACT
                               (Section 30 or 179)

                                                                      Form 5-01

                                                           ARTICLES OF AMENDMENT


1.   Name of Corporation:

     HILTON PETROLEUM LTD.                                   Corp. Access #27053


2. The Articles of the above-named corporation are amended pursuant to a court order:

     Yes                No       X
          ----------        -----------


3.   The Articles of the above-named corporation are amended as follows:

     Pursuant to a Shareholders Special Resolution, the capital of the Corporation is amended by consolidating all of the issued common shares, so that every ten (10) of such common shares before consolidation be consolidated into one (1) common share.


4.   Date                          Signature                        Title

     December 30, 2002             /s/ Nick DeMare                  Director



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